UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)*
Surgery Partners, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
86881A 100
(CUSIP Number)
December 31, 2018
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86881A 100

1	Name of Reporting Person: Michael T. Doyle
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,040,179 *
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,040,179 *
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 1,040,179 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]**
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%
12	TYPE OF REPORTING PERSON IN

* Shares held in the Michael Thomas Doyle Revocable Trust, of which the Reporting Person is the trustee.
** Excludes an aggregate 134,937 shares held in three trusts for the benefit of the Reporting Person’s children, of which the Reporting Person’s spouse is the trustee and over which the Reporting Person’s spouse has sole voting and dispositive power.  The Reporting Person disclaims beneficial ownership of such shares.

CUSIP No. 86881A 100

AMENDMENT NO. 1 TO SCHEDULE 13G (FINAL AMENDMENT)
Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Person with respect to the Common Stock of the Issuer on March 5, 2018 (as so amended, the “Schedule 13G”).  Terms defined in the Schedule 13G are used herein as so defined.
The following Items of the Schedule 13G are hereby amended and restated as follows:

Item 4
Ownership:

(a) through (c):

The information requested herein is incorporated by reference to the cover page to this Schedule 13G.  Ownership is stated as of December 31, 2018 and percentage ownership is based on 48,891,520 shares of Common Stock outstanding as of November 8, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2018 filed with the Securities and Exchange Commission on November 9, 2018.

Item 5
Ownership of Five Percent or Less of the Class:

If this statement is being filed to report the fact that the Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Stock, check the following:  [X]

CUSIP NO. 86881A 100

SIGNATURE
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2019	/s/ Michael T. Doyle
MICHAEL T. DOYLE

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